January 31, 2008


BY EDGAR TRANSMISSION

Mr. H. Christopher Owings                               Confidential - For Use
Assistant Director                                      of the Commission Only
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:     Circuit City Stores, Inc.
                  Form 10-K for Fiscal Year Ended February 28, 2007 Filed April 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended May 31, 2007 Filed July 3, 2007
                  Form 10-Q for the Fiscal Quarter Ended August 31, 2007 Filed October 9, 2007
                  File No. 001-05767

Dear Mr. Owings:

     Circuit City Stores, Inc. has received your letter dated November 16, 2007 containing comments on the filings referenced above. On December 7, 2007, we responded to your comments numbered 1, 2 and 3. As Meredith Cross, our counsel, had discussed with Blair Petrillo of the Staff, our responses to the remaining comments are due no later than January 31, 2008. This letter on behalf of the company responds to those comments.

     For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

Definitive Proxy Statement on Schedule 14A as filed April 30, 2007 Compensation Discussion & Analysis (CD&A), page 15

          4. Under the sub-heading "Executive Summary" on page 15, you disclose that the Compensation Committee uses, among other things, "tally sheets" to make decisions about executive compensation. Please expand the discussion of the use of tally sheets to include the following:

                     o    A definition of the term "tally" sheet;"
                     o A discussion of how and by whom the tally sheets are prepared;
                     o A discussion of how the tally sheets are used in making decisions regarding executive compensation; and
                     o An analysis of how the results reported on the tally sheets resulted in the compensation decisions made.

     Response: The "tally" sheet that the Compensation and Personnel Committee of the Company's Board of Directors uses is a table for each executive officer that discloses total direct compensation, equity ownership and potential costs to the Company under various termination scenarios. The presentation for total direct compensation quantifies each component of the executive officer's compensation, including current salary, target bonus and the annualized expected value of stock-based long-term incentive awards, and then provides a total compensation number. The tally sheets are prepared by Towers Perrin, the compensation consultant for the Committee, based on information that it obtains from the Company.

     As disclosed in the CD&A, the Committee uses the information provided in the tally sheets as part of its review of the Company's overall executive compensation program. The tally sheets assist the Committee in understanding all of the components of compensation for each executive officer and are used to calculate the costs that the Company could potentially incur under various termination scenarios for each executive officer.

     In future filings, the Company will expand the discussion of the use of tally sheets to include the disclosures above, as appropriate.


          5. On page 16 of the Proxy Statement, in the third full paragraph following the bullet points, you disclose that the company's compensation philosophy is designed to reward "both individual performance and company performance that exceeds established goals and objectives." Please expand the discussion throughout the CD&A regarding how an individual's performance affects compensation decisions. Please discuss how individual performance can be taken into account at the same time benchmarking and certain operating performance targets are used. Please also discuss which elements of compensation are most affected by individual performance.

     Response: Individual performance affected the Committee's compensation decisions only for the salary element of compensation for the fiscal year ended February 28, 2007. Individual performance did not affect the annual performance-based bonuses for that year, and the Company did not award any bonuses to the executive officers. In adddition, individual performance did not affect long-term incentive awards, and the Committee did not make any such awards during the year.

     The Company, through its human resources department, conducts annually an internal performance evaluation process with respect to its executive officers. Each evaluation focuses on both the individual's job accountabilities, which will differ by executive officer, and performance against pre-defined objectives and commitments. The chief executive officer evaluates the performance of the named executive officers (except for himself) and reviews the evaluations and proposed base salary increases arising from these evaluations with the Committee. The Committee's compensation consultant reviews the proposed total compensation for executive officers with the Committee. The chief executive officer and the Committee then discuss this information and use it to consider any merit-based adjustments to an executive officer's base salary. The Committee ultimately approves the base salaries, including any adjustments to the proposed amounts. The market data that the Committee reviews from benchmarking assists it with establishing competitive levels of compensation, with a target at the median level of this data, prior to the effect of any merit-based adjustment as described above.

     As part of the process described above, and as one of its stated responsibilities, the Nominating and Governance Committee of the Board of Directors evaluates the individual performance of the chief executive officer and summarizes the evaluation for the benefit of the Committee. The Committee then discusses this information in executive session and uses it to make any merit-based adjustments to the chief executive officer's base salary.

     The Company does not believe that individual performance materially affected the Committee's salary decisions for the fiscal year ended February 28, 2007. In future filings, the Company will expand the discussion throughout the CD&A to describe generally the role of individual performance on compensation decisions, where it is relevant.


Market Competitiveness, page 16

          6. Please expand the discussion under "Market Competitiveness" to address in more detail the company's use of benchmarking. Please disclose under the "Market Competitiveness" sub-heading that the company targets compensation at the median level and discuss why the median level was chosen. In addition, please discuss why the company uses benchmarking to determine compensation.

     Response: The Committee has adopted the median level as a benchmark for its compensation decisions because it believes that this level allows the Committee to vary its compensation decisions to higher and lower levels when comparing compensation practices of other companies of similar size, most of which also use, as the compensation consultant has advised the Committee, a median benchmark level. The Committee therefore defines market competitiveness as the median, or 50th percentile, level of the data for companies of comparable size in both the general industry and the retail industry, based on the compensation surveys that the Committee reviews. As a result, average performance should result in a median level of compensation relative to this market data. Likewise, above-average performance should result in an above-average level of compensation relative to the median of the market data if the Company exceeds its goals.

     The Committee believes that benchmarking is an important part of its compensation decisions. One purpose of the Company's executive compensation program is to attract, motivate, reward and retain executive leadership who will contribute to the long-term success of the Company. Benchmarking allows the Committee to compare its compensation program with the compensation levels and practices in both the general industry and the retail industry and to make corresponding adjustments to the program and its components, as necessary to remain competitive for highly qualified employees.

     In future filings, the Company will expand the discussion, as appropriate, to address in more detail the use of benchmarking.


          7. Please disclose the companies underlying both the "Towers Perrin's Executive Compensation Data Bank" and the "Hay Total Remuneration Survey - Retail Industry." See Item 402(b)(2)(xiv) of Regulation S-K. See also Staff Observations in the Review of Executive Compensation Disclosure(http://www.sec.gov/divisions
                /corpfin/guidance/execcompdisclosure.htm)(October 9, 2007). We further note your references to competitive "market data" provided to the Compensation & Personnel Committee; we presume this is the same information, however, please confirm our understanding.

     Response: The Towers Perrin Executive Compensation Data Bank includes more than 500 companies, and the Hay Total Remuneration Survey - Retail Industry includes more than 70 companies. The Towers Perrin Executive Compensation Data Bank presents the compensation levels and practices across a broad cross-section of industries, including aerospace/defense and automotive and transportation, chemicals, computer hardware, software and services, consumer products (excluding food and beverage), electronics and scientific equipment, food and beverages, metals and mining, oil and gas, pharmaceuticals, retail and telecommunications. The range of annual revenues of the companies in this survey is generally $1.0 billion to $39.0 billion, with the median at $5.8 billion. The Hay Total Remuneration Survey - Retail Industry presents the compensation levels and practices solely within the retail industry. The range of annual revenues of the companies in the survey is generally $1.0 billion to $39.0 billion, with the median at $4.5 billion.

     Due to the number of companies included and the proprietary nature of the surveys, the Company respectfully requests that it not be required to include the names of all companies in its disclosures. Both surveys include specifically the companies that the Company identified in the fifth paragraph of the "Market Competitiveness" subsection.

     The references to "market data" that was provided to the Committee is the information from these two surveys.

     In future filings, the Company will provide this additional description of its market data, as appropriate.


          8. Please disclose how the "secondary information" gathered from publicly available proxy statements is used in benchmarking.

     Response: The "secondary information" identified in the fifth paragraph of the "Market Competitiveness" subsection is a readily available source of information that the Committee may use from time to time when considering comparative peer group data. The secondary information represents a much smaller sample size, but includes companies in the retail industry and supplements the surveys described in the response to comment 7 above.

     In approving compensation matters for executive officers, the Committee focuses on the formally prepared Towers Perrin Executive Compensation Data Bank and the Hay Total Remuneration Survey - Retail Industry. The Committee uses the secondary information to review the compensation practices of specific companies in its peer group in order to assist it with the design of certain elements of compensation, including the types of perquisites offered, operating measures for the annual performance-based bonus and vesting criteria for any long-term incentive awards.

     In future filings, the Company will provide additional disclosure on the use of secondary information, as appropriate.


          9. Please expand the analysis in this section to discuss how the benchmarking used resulted in the compensation decisions made by the company; considering it appears that you utilize the median from the two surveys as well as the secondary information, tell us how you reconcile this data to arrive at your decisions.

     Response: As disclosed in the third paragraph of the "Market Competitiveness" subsection, the compensation consultant developed a blended rate that averages the 50th percentile data from the two surveys for executive officer positions that are commonly found in all industries. The compensation consultant does not present a blended rate for positions that are specific to the retail industry - the focus for these positions is the retail-industry survey. In addition to the 50th percentile data, which would correspond with average performance by the Company, the compensation consultant also presents information at the 75th percentile data, the next level of available comparative market data, to approximate the compensation levels expected if the Company exceeded its goals.

     The Committee reviews this information primarily to compare the current compensation levels of the Company's executive officers to the applicable comparative data to analyze where such levels fall in the competitive range for their positions. A compensation decision for a particular executive officer relies on the comparative data for his or her position, as presented above. As described in the response to comment 8 above, the Committee uses the secondary information to review the compensation practices of specific companies in its peer group in order to assist it with the design of certain elements of compensation.

     In future filings, the Company will expand the analysis on the use of benchmarking on compensation decisions.


Elements of Compensation Program, page 17

          10. Please discuss why the elements set forth in the bullet point list on page 17 were chosen and how they fit in with the company's overall compensation philosophy.

     Response: The elements of the Company's compensation program represent the elements that the Company has offered successfully in the past in order to attract, motivate, reward and retain highly qualified executive officers. These elements are also standard compensation components of the Company's peer companies and allow the Company to present an attractive compensation package to each of its executive officers in comparison with these companies.

     Specifically, base salary is designed to provide a specific level of cash compensation that is competitive and appropriate for the executive officer position. The annual bonus is designed to be at-risk and to provide an incentive to executive officers to achieve, and exceed, annual business objectives and goals. Long-term incentive awards are designed to be at-risk, to provide an incentive for executive officers to achieve, and exceed, business objectives and goals over the course of multiple years and to retain executive officers by conditioning these awards with vesting requirements. The retirement program is designed to provide executive officers with an appropriate level of financial security and income, following retirement, relative to their pre-retirement earnings, with a view to attract executive leadership to the Company.
Perquisites and fringe benefits are designed to provide certain personal benefits and to fund certain expenditures that are common among executive officers in many companies, such as financial planning and a car allowance.

     In future filings, the Company will add additional disclosure, as described above.


Base Salary, page 17

          11. In the second full paragraph under the "Base Salary" sub-heading, you disclose that the senior executives as a group received a 3.77% increase in base salary. Please expand the discussion to address why this level of increase was chosen and how the use of benchmarks and tally sheets contributed to this decision.

     Response: The Committee did not choose a specific level for salary increases for its senior executive officers. The 3.77% increase in base salary for senior executive officers as a group, as disclosed, is simply the average increase for this group - it was not a level that the Company or the Committee set for salary increases. Within this group, salary increases varied for the individuals based on Committee decisions following an analysis of comparative market data and individual performance.

     As disclosed in the response to comment 5 above, the Company prepares recommendations of salary increases for its executive officers, including any adjustments for individual achievement, to the Committee. The Committee may also make changes on an individual level for the same reasons. While individual performance can impact the Committee's decisions on base salary, it did not materially affect the decisions with respect to the fiscal year ended February 28, 2007. As indicated previously, benchmarking is used in this process to establish the median level for the position based on the survey data. Tally sheets do not play a role in salary increases.

     In future filings, the Company will expand the relevant discussion as described above, as appropriate


          12. Please expand the discussion related to the new executives hired during fiscal 2007 to analyze how each of the elements discussed in the carryover paragraph on page 18 resulted in the compensation offered to the new executives. In doing so, please discuss how these elements were chosen and whether the compensation committee used the compensation consultant to determine what level of compensation would be necessary to recruit new executives. Please also discuss the nature of the employee's prior employers and, if comparable retail companies, explain why this data was utilized. Disclose the "competitive market information" used, if different from what you have disclosed under "Market Competitiveness."

     Response: The elements that the Company has identified in the carryover paragraph on page 18 are the general considerations given to new executive officers. The Committee relies on benchmarking, which allows the Committee to review market data for comparable positions. In addition to benchmarking data, the Committee looks at the executive officers' compensation package with their prior employer. The Committee aims to keep base salary and target bonus for any such officer consistent with the competitive market information. To the extent that it determines that it needs to offer a more attractive package to a particular officer, either due to additional responsibilities at the Company or to increasing the chances of having the executive officer leave his or her prior employer, the Committee may use a one-time signing bonus or a stock-based award, or both. This type of award seeks to maintain the level of total direct annual compensation for the Company's executive officers generally at a median level. The overall compensation package for new executive officers is prepared by the Company and the compensation consultant working together, using the benchmarking analysis that the consultant has prepared. The competitive market information is the same as that disclosed under "Market Competitiveness."

     None of the executive officers named in the Summary Compensation Table were new hires during the fiscal year ended February 28, 2007.

     In future filings, the Company will expand the discussion related to new executive officers, as appropriate, to analyze how each of the elements in the Company's overall compensation program result in the compensation offered to him or her.


Long-Term Incentive Awards, page 18

          13.   Please expand the  discussion  of the company's  LTIP to discuss
                how  it  fits  in  with  the  company's   overall   compensation
                philosophy and goals.

     Response: The purpose of the Company's long-term incentive plan is to encourage and motivate selected employees of the Company to contribute to the successful performance of the Company. Generally, granting stock-based awards directly links an executive officer's compensation opportunities with shareholder value creation. Stock option grants, in particular, require stock price appreciation in order for executive officers to realize any benefit, thus directly aligning executive and shareholder interests. Awards under the plan reward the achievement of high levels of performance.

     The plan also supports the achievement of the Company's primary long-term performance objectives by stimulating the efforts of employees and strengthening their desire to remain with the Company during its strategic turnaround period. The Company expected that results would be volatile during this time. Therefore, the long-term incentive plan was designed to provide a balanced opportunity rewarding both the increase in shareholder value and retention through the award of stock options and restricted stock.

     In future filings, the Company will expand the discussion of its long-term incentive plan to discuss how it fits in the Company's overall compensation philosophy and goals.


          14. In the second full paragraph on page 19, the disclosure appears to indicate that LTIP awards are not made on an annual basis because they are "designed to be equivalent to the total awards we would otherwise have made over the course of multiple fiscal years." Please expand the discussion to indicate how often awards are made and how such timing was determined. Please include a statement indicating when you expect the next awards to be made under the LTIP.

     Response: The timing of the Company's long-term incentive awards has varied, and the Committee approves awards as it deems appropriate for the Company's circumstances. Prior to 2003, the Company made stock-based awards on an annual basis. In order to provide additional incentive to executive officers during its strategic turnaround period, in 2003, the Company made stock-based awards that were to vest in 2006 if the Company met certain performance criteria (which it did not). In addition, in 2005, the Company made stock-based awards that were to vest in annual installments over the next four years. The Committee believes that the vesting requirements were appropriate at this stage of the Company's turnaround in order to recruit and retain highly qualified employees.

     The Committee made long-term incentive awards to its executive officers on January 1, 2008. The Company will expand the discussion to provide additional information on the timing of long-term incentive awards, including, as appropriate, the expected timing of future awards, in the CD&A to be included in the Company's 2008 proxy statement and in future filings.


          15. We note your indication that you have awarded options and restricted stock outside of the LTIP "to current executives as recognition for superior performance." In an appropriate place in this disclosure, explain what role these awards play in your compensation policy and how you determined to whom and in what amount these awards would be granted.

     Response: The "LTIP" reference in the CD&A means the program under which the Company makes long-term incentive awards as part of its annual compensation package to executive officers. Awards both within and outside of this program are made under a stock-based plan that the Company's shareholders have approved. The Company no longer makes awards to its executive officers outside of this program, and none of the executive officers named in the Summary Compensation Table received any of these awards during the fiscal year ended February 28, 2007.


          16. We note the accelerated vesting of performance-accelerated restricted stock. Please disclose whether you achieved any of these percentages, considering the stock was granted in 2005.

     Response: The Company did not achieve any of the percentages required for accelerated vesting of performance-accelerated restricted stock. In future filings, the Company will add this statement.


          17. You have not provided in the proxy statement the stock price you have set for purposes of vesting of the restricted stock awards and performance-accelerated restricted stock awards for named executive officers. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the stock price would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

     Response: In June 2005, the Committee set the stock price target for purposes of vesting its restricted stock awards and performance-accelerated restricted stock awards for its named executive officers at $23, which represented just less than a 50% premium over the stock price at the date of the award. Subsequent awards for new hires and promotions initially maintained this $23 stock price target. The Committee reconsidered this $23 target as the Company's stock price increased in value to that level, thus making the performance condition less meaningful and possibly impacting the deductibility of the awards under Section 162(m) of the Internal Revenue Code. As a result, in June 2006, the Committee reset the stock price target for vesting for future awards as a price equal to 10% higher than the fair market value of the stock on the date of the award. The Company has previously filed a form of its award letter, which includes this information, as an exhibit to its periodic reports.

     In future filings, the Company will disclose the stock price target for purposes of vesting, as appropriate.


Retirement Programs, page 20

          18. Please expand the discussion of the company's retirement program to address how such programs fit into the company's overall compensation philosophy and goals. Please also address the impact of freezing the 2005 pension plan and benefit restoration plan on executive compensation.

     Response: The Company's retirement program is designed to provide executive officers with an appropriate level of financial security and income, following retirement, relative to their pre-retirement earnings. The Company believes that its retirement program is a valuable tool in attracting and retaining highly qualified employees. The retirement program historically has been reflective of common practices among companies of similar size and structure.

     The freezing of the pension plan and the benefit restoration plan were part of the restructuring of the retirement program, which began in 2004. The purpose of the restructuring was to make changes that were more in line with what employees valued, and to provide a more competitive 401(k) plan. The Company replaced the pension plan with an improved employer match under the 401(k) plan and introduced a Supplemental 401(k) Plan to offset the loss of the benefit restoration plan. As a result, based on its analysis of the secondary information of the competitive market data, the Committee believes that the retirement program in its current form provides a competitive part of the Company's compensation program for attracting and retaining highly qualified executive officers. Specifically, the program is now similar to the structure at many of the Company's competitors. As disclosed in the CD&A, three of the Company's named executive officers remained eligible for benefits from the pension and benefit restoration plans. The Committee was aware of this eligibility in freezing the plans in favor of the improved 401(k) plan and the new Supplemental 401(k) Plan.

     In future filings, the Company will expand the discussion of its retirement program as described above, as appropriate.


Perquisites and Fringe Benefits, page 20

          19. Please expand the discussion of the company's perquisites and fringe benefits to address why these elements of compensation are important to the company and how they support the company's compensation philosophy and goals. Please address how the company's compensation philosophy supported the selection of these particular perquisites and fringe benefits.

     Response: Perquisites and fringe benefits are designed to provide certain personal benefits and to fund certain expenditures that are common among executive officers in many companies. As described in the CD&A, for the fiscal year ended February 28, 2007, these benefits include financial planning, a car allowance, participation in the Officer Evaluation Program, relocation benefits, merchandise and, in the case of the Company's chief executive officer and chief financial officer, limited personal use of the Company's aircraft. The Committee believes that this component of compensation is a valuable tool in attracting, motivating, rewarding and recruiting highly qualified employees. In order to remain competitive for these employees in its industry, the Committee considered the secondary information of its competitive market data and selected each of these particular perquisites and fringe benefits in order to maintain a level of parity with the perquisites and fringe benefits that its peer companies offer. In addition, as described in the CD&A, the Officer Evaluation Program permits the Company's executive officers to become more familiar with the products that the Company sells.

     In  future  filings,   the  Company  will  expand  the  discussion  of  its
perquisites and fringe benefits as described above.


Other Compensation Policies and Practices, page 22
Stock Ownership Guidelines, page 22

          20. Please expand your discussion of stock ownership guidelines to include a discussion of how levels of share ownership were determined.

     Response: The Committee determined the levels of share ownership following a review of the stock ownership practices in the general industry and the retail industry. The Committee elected to express the ownership requirement as a fixed number of shares for each executive officer level based on a consideration of market practices and the Company's long-term incentive program. Since the program was established, the Committee reviews data on the ownership level of individual executive officers in relation to the guidelines and competitive practices to ensure that the program is meeting its objectives.

     In future filings, the Company will expand the discussion of its stock ownership guidelines to include a discussion on how levels of share ownership were determined.


2007 Executive Compensation, page 25
2007 Salary Information, page 27

          21. Please consider adding some of the disclosure under the sub-heading "2007 Salary Information" to the CD&A to the extent it would provide investors with examples of how the company's compensation philosophy and goals resulted in actual compensation decisions.

     Response: For future filings, the Company will consider adding some of the disclosure under the sub-heading "2007 Salary Information" to the CD&A to the extent that it would provide investors with examples of how the Company's compensation philosophy and goals resulted in actual compensation decisions. The Company will add additional disclosure as appropriate.


          22. Please consider whether the disclosure in the CD&A takes into account material differences with respect to individual executive officers and material differences in how their compensation is determined. See Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov /divisions/corpfin/guidance/execcompdisclosure.htm) (October 9,
                2007).

     Response: For future filings, the Company will consider whether the disclosure in the CD&A takes into account material differences with respect to individual executive officers and material differences in how their compensation is determined. The Company will add additional disclosure as appropriate.

                                    * * * * *

     In connection with responding to your comments on our filings, as set forth above, we acknowledge that:

           o we are responsible for the adequacy and accuracy of the disclosure in the filings;

           o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

           o we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Sincerely,

                                      /s/Reginald D. Hedgebeth
                                      Reginald D. Hedgebeth
                                      Senior Vice President, General Counsel
                                         and Secretary


cc: Philip J. Schoonover, Chairman, President and Chief Executive Officer Meredith B. Cross, Esq.